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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2002

REGISTRATION NO. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GENZYME CORPORATION
(Exact name of registrant as specified in charter)

Massachusetts	06-1047163
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

One Kendall Square, Cambridge, Massachusetts 02139 (617) 252-7500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

PETER WIRTH, ESQ.
Executive Vice President and Chief Legal Officer
Genzyme Corporation
One Kendall Square
Cambridge, Massachusetts 02139
(617) 252-7500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:
PAUL M. KINSELLA, ESQ.
Ropes & Gray
One International Place
Boston, Massachusetts 02110
(617) 951-7000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee

Genzyme Biosurgery Division Common Stock, $0.01 par value (1)	625,977 shares (2)	$2.31 (3)	$1,446,007	$134.00

(1)
Includes associated purchase rights which currently are evidenced by certificates for shares of Genzyme Biosurgery Division common stock ("Biosurgery Stock") and automatically trade with such shares.
(2)
The registration statement shall also cover such additional number of shares of Biosurgery Stock as are required for issuance upon a stock split, stock dividend or similar transaction.
(3)
Estimated solely for the purpose of determining the registration fee and computed pursuant to Rule 457(c), based upon a per share price of $2.31, which reflects the average of the high ($2.46) and low ($2.15) prices for Biosurgery Stock, as reported by The Nasdaq National Market on October 23, 2002.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED OCTOBER 24, 2002

625,977 Shares

Genzyme Biosurgery Division Common Stock

        This prospectus relates to the resale of 625,977 shares of Biosurgery Stock that we issued in a private placement in July 2002 to the stockholders of Myosix, S.A. in connection with our acquisition of an equity interest in that company. These shares may be offered and sold from time to time by the selling securityholders listed in this prospectus or a prospectus supplement. We will not receive any of the proceeds from the sale of these shares.

        Biosurgery Stock is one of Genzyme Corporation's three tracking stocks. It is quoted on the Nasdaq National Market under the trading symbol "GZBX," and on October 23, 2002 its closing price was $2.21 per share.

        Investing in shares of Biosurgery Stock involves a high degree of risk. You should carefully read and consider the "Risk Factors" beginning on page 20.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The date of this prospectus is October 24, 2002.
Genzyme Corporation • One Kendall Square, Cambridge, Massachusetts 02139 • (617) 252-7500

Note Regarding Trademarks

        Genzyme®, Cerezyme®, Ceredase®, Fabrazyme®, Carticel®, and Seprafilm® are registered trademarks of Genzyme Corporation. Sepra™ is a trademark of Genzyme.

        Genzyme® is a registered servicemark of Genzyme Corporation.

        Renagel® is a registered trademark of GelTex Pharmaceuticals, Inc.

        Synvisc® is a registered trademark of Genzyme Biosurgery Corporation.

        Zavesca™ is a trademark of Oxford Glycosciences plc.

Note Regarding References to Genzyme Divisions

        Throughout this prospectus, the words "we," "us," "our" and "Genzyme" refer to Genzyme Corporation and all of its operating divisions taken as a whole, and "our board of directors" refers to the board of directors of Genzyme Corporation. In addition, we refer to our three operating divisions as follows:

  •
  Genzyme General Division = "Genzyme General";

  •
  Genzyme Biosurgery Division = "Genzyme Biosurgery"; and

  •
  Genzyme Molecular Oncology Division = "Genzyme Molecular Oncology."

NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements about our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing products, future success of development-stage products, plans and objectives of management and other matters. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements, therefore, should be considered in light of all of the information included or referred to in this prospectus, including the information set forth under the heading "RISK FACTORS" beginning on page 20.

        Words such as "estimate," "project," "plan," "intend," "expect," "believe," "anticipate," "should," "may," "will" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus and the documents incorporated by reference.

        We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or the date of the incorporated document, as applicable, and we undertake no obligation to update or revise these statements.

GENZYME CORPORATION

        We are a biotechnology and human healthcare company that develops innovative products and provides services for major unmet medical needs. We were founded as a Delaware corporation in June 1981 and became a Massachusetts corporation in 1991. We currently have three operating divisions. Each of our divisions has a related series of common stock that is intended to reflect its value and track its financial performance. Our three operating divisions are:

  •
  Genzyme General, which develops and markets therapeutic products, diagnostic products and other products and services with an emphasis on genetic disorders and other chronic debilitating diseases with well-defined patient populations;

  •
  Genzyme Biosurgery, which develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedics and cardiothoracic markets; and

  •
  Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

        We allocate all of our products, services, programs, assets and liabilities among our divisions for purposes of financial statement presentation; however, Genzyme, the corporation, together with its subsidiaries continues to own all of the assets and is responsible for all of the liabilities allocated to each of the divisions.

GENZYME CORPORATION

CONSOLIDATED SELECTED FINANCIAL DATA

INTRODUCTION

        The table below represents our selected historical consolidated statements of operations data and consolidated balance sheet data. The statements of operations and balance sheet data for the years ended December 31, 1997 through 2001 have been derived from our audited, consolidated financial statements for those periods. The statements of operations data for the six months ended June 30, 2001 and 2002 and the balance sheet data as of June 30, 2002 are derived from our unaudited, consolidated financial statements for those periods. In the opinion of our management, our unaudited, consolidated financial statements include all normal and recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations for these periods. The operating results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the entire fiscal year. This information is only a summary. You should read it in conjunction with our historical financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our annual reports, quarterly reports and other information on file with the Securities and Exchange Commission, commonly referred to as the SEC.

        We have three series of common stock—Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specified subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

  •
  factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and
  •
  requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

        Shares of Biosurgery Stock and Molecular Oncology Stock are subject to certain exchange and redemption provisions as set forth in our charter. One of the exchange provisions allows our board of directors to exchange, at any time, shares of Biosurgery Stock and/or Molecular Oncology Stock for cash, shares of Genzyme General Stock, or a combination of both, valued at a 30% premium to the fair market value (as defined in our charter) of the series of stock being exchanged. We encourage you to read our charter for a more complete discussion of the mandatory and optional exchange and redemption provisions of our common stock.

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with accounting principles generally accepted in the United States of America, or U.S., and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we provide financial statements and management's discussion and analysis for the corporation and each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions.

        While each tracking stock is designed to reflect a division's performance, it is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities, and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. We continue to hold title to all of the assets allocated to the corresponding division and are responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders are, therefore, subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

DISPOSITION

        In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery, for $15.9 million in net cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a carrying value of approximately $41.0 million net cash at the time of the sale. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale. We also recorded a related tax benefit of $4.7 million in our consolidated financial statements.

ACQUISITIONS

        On September 26, 2001, we acquired all of the outstanding capital stock of Novazyme Pharmaceuticals, Inc., a privately-held company engaged in the development of biotherapies for the treatment of lysosomal storage disorders, or LSDs, for an initial payment of approximately 2.6 million shares of Genzyme General Stock valued at $110.6 million. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

        The staff of the U.S. Federal Trade Commission, which is known as the FTC, is investigating our acquisition of Novazyme. The FTC is one of the agencies responsible for enforcing federal antitrust laws, and, in this investigation, it is evaluating whether there are anti-competitive aspects of the Novazyme transaction that the government should seek to negate. While we do not believe that the acquisition should be deemed to contravene antitrust laws, we have been cooperating in the FTC investigation. At this stage, we cannot predict with precision the likely outcome of the investigation or how that outcome will impact our business. As with any litigation or investigation, there will be costs associated with responding to the investigation, both in terms of management time and out-of-pocket expenses.

        In January 2001, Focal, Inc. exercised its option to require us to purchase $5.0 million in Focal common stock. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock that we had not previously acquired. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock, valued at approximately $9.5 million, as consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Accordingly, the results of operations of Focal are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

        On June 1, 2001, we acquired all of the outstanding capital stock of privately-held Wyntek Diagnostics, Inc., for $65.0 million of cash. Wyntek is a provider of high quality point of care rapid diagnostic tests for pregnancy and infectious diseases. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Wyntek are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

        In January 2001, we acquired the outstanding Class A limited partnership interests in Genzyme Development Partners, L.P., which we refer to as GDP, a limited partnership engaged in developing, producing and commercializing Sepra products, for an aggregate of $25.7 million plus royalties on sales of certain Sepra products for ten years. In August 2001, we purchased the remaining outstanding GDP limited partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus additional royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, the results of operations of GDP are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

        On December 18, 2000, we acquired Biomatrix, Inc., a publicly-held company engaged in the development and manufacture of viscoelastic biomaterials for use in orthopaedic and other medical applications for an aggregate purchase price of $482.4 million. At the time of the merger, we created Genzyme Biosurgery as a new division. We re-allocated the businesses of two of our then-existing divisions—Genzyme Surgical Products and Genzyme Tissue Repair—to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminate Genzyme Surgical Products Division common stock, which we refer to as "Surgical Products Stock" and Genzyme Tissue Repair Division common stock, which we refer to as "Tissue Repair Stock." Each outstanding share of, or option to purchase, Surgical Products Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock. We accounted for the acquisition as a purchase and, accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

        On December 14, 2000, we acquired GelTex Pharmaceuticals, Inc., a publicly-held company engaged in developing therapeutic products based on polymer technology, for an aggregate purchase price of approximately $1.1 billion, of which we paid $515.2 million in cash and approximately 15.8 million in shares of Genzyme General Stock valued at $491.2 million. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition. As part of the acquisition of GelTex, we acquired all of GelTex's ownership interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method of accounting. These summary financial statements reflect the consolidation of RenaGel LLC into our financial statements and account for our purchase of GelTex's 50% interest in the joint venture using the purchase method of accounting.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	For the Years Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
						(Unaudited)
	(Amounts in thousands)
Revenues:
Net product sales	$529,927	$613,685	$683,482	$811,897	$1,110,254	$524,303	$566,606
Net service sales	67,158	74,682	79,448	84,482	98,370	47,995	54,707
Revenues from research and development contracts:
Related parties	8,356	5,745	2,012	509	3,279	1,632	1,396
Other	3,400	15,223	7,346	6,432	11,727	4,972	7,423

Total revenues	608,841	709,335	772,288	903,320	1,223,630	578,902	630,132

Operating costs and expenses:
Cost of products sold	206,028	211,076	182,337	232,383	307,425	156,132	148,676
Cost of services sold	47,289	48,586	49,444	50,177	56,173	26,849	31,457
Selling, general and administrative(1)	200,133	215,203	242,797	264,551	424,640	194,780	213,840
Research and development (including research and development related to contracts)	89,558	119,005	150,516	169,478	264,004	119,524	158,075
Amortization of intangibles(2)	17,245	24,334	24,674	22,974	121,124	59,165	35,183
Purchase of in-process research and development(3)	7,000	—	5,436	200,191	95,568	8,768	—
Charge for impaired asset(4)	—	—	—	4,321	—	—	—

Total operating costs and expenses	567,253	618,204	655,204	944,075	1,268,934	565,218	587,231

Operating income (loss)	41,588	91,131	117,084	(40,755)	(45,304)	13,684	42,901

Other income (expenses):
Equity in net loss of unconsolidated affiliates	(12,837)	(29,006)	(42,696)	(44,965)	(35,681)	(20,811)	(8,042)
Gain (loss) on affiliate sale of stock(5)	—	2,369	6,683	22,689	212	—	(125)
Gain (loss) on investments in equity securities(6)	—	(6)	(3,749)	15,873	(25,996)	(1,532)	509
Minority interest	—	4,285	3,674	4,625	2,259	1,999	—
Gain (loss) on sale of product line(7)	—	31,202	8,018	—	(24,999)	—	—
Other(8)	(1,764)	—	14,527	5,188	(2,205)	(3,843)	1,088
Investment income	11,409	25,055	36,158	45,593	50,504	22,641	26,061
Interest expense	(12,667)	(22,593)	(21,771)	(15,710)	(37,133)	(22,136)	(13,865)

Total other income (expenses)	(15,859)	11,306	844	33,293	(73,039)	(23,682)	5,626

CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Continued)

	For the Years Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
						(Unaudited)
	(Amounts in thousands, except per share amounts)
Income (loss) before income taxes	25,729	102,437	117,928	(7,462)	(118,343)	(9,998)	48,527
Benefit from (provision for) income taxes	(12,100)	(39,870)	(46,947)	(55,478)	2,020	2,734	(13,431)

Net income (loss) before cumulative effect of change in accounting for derivative financial instruments and goodwill	$13,629	$62,567	$70,981	$(62,940)	$(116,323)	$(7,264)	$35,096
Cumulative effect of change in accounting for derivative financial instruments, net of tax(9)	—	—	—	—	4,167	4,167	—
Cumulative effect of change in accounting for goodwill(2)	—	—	—	—	—	—	(98,270)

Net income (loss)(2,9)	$13,629	$62,567	$70,981	$(62,940)	$(112,156)	$(3,097)	$(63,174)

Net income (loss) per share:
Allocated to Genzyme General Stock(2,10,11,12,14,15):
Net income before cumulative effect of change in accounting for derivative financial instruments	$76,642	$133,052	$142,077	$85,956	$3,879	$46,863	$68,720
Cumulative effect of change in accounting for derivative financial instruments, net of tax(9)	—	—	—	—	4,167	4,167	—

Genzyme General net income	76,642	133,052	142,077	85,956	8,046	51,030	68,720
Genzyme Surgical Products net loss	(29,740)	(49,856)	(27,523)	—	—	—	—
Tax benefit allocated from Genzyme Biosurgery	27,778	34,330	26,994	28,023	24,593	17,743	7,293
Tax benefit allocated from Genzyme Molecular Oncology	2,755	3,527	7,812	7,476	11,904	6,680	4,365

Net income allocated to Genzyme General Stock	$77,435	$121,053	$149,360	$121,455	$44,543	$75,453	$80,378

Net income per share of Genzyme General Stock:
Basic:
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.51	$0.77	$0.90	$0.71	$0.20	$0.37	$0.38
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax(9)	—	—	—	—	0.02	0.02	—

Net income per share allocated to Genzyme General Stock	$0.51	$0.77	$0.90	$0.71	$0.22	$0.39	$0.38

Diluted:
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.49	$0.74	$0.85	$0.68	$0.19	$0.35	$0.36
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax(9)	—	—	—	—	0.02	0.02	—

Net income per share allocated to Genzyme General Stock	$0.49	$0.74	$0.85	$0.68	$0.21	$0.37	$0.36

CONSOLIDATED STATEMENTS OF OPERATIONS DATA (Continued)

	For the Years Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
						(Unaudited)
	(Amounts in thousands, except per share amounts)
Weighted average shares outstanding(12):
Basic	153,061	158,127	166,185	172,263	202,221	194,086	213,624

Diluted	157,850	171,643	186,456	179,366	211,176	203,290	220,349

Allocated to Biosurgery Stock(2,11,13):
Genzyme Biosurgery net loss before cumulative effect of change in accounting for goodwill				$(87,636)	$(145,170)	$(72,935)	$(37,904)
Cumulative effect of change in accounting for goodwill				—	—	—	(98,270)

Genzyme Biosurgery net loss				(87,636)	(145,170)	(72,935)	(136,174)
Allocated tax benefit				448	18,189	8,990	4,890

Net loss allocated to Biosurgery Stock				$(87,188)	$(126,981)	$(63,945)	$(131,284)

Net loss per share of Biosurgery Stock—basic and diluted:
Genzyme Biosurgery net loss before cumulative affect of change in accounting for goodwill				$(2.40)	$(3.34)	$(1.75)	$(0.83)
Per share cumulative effect of change in accounting for goodwill				—	—	—	(2.48)

Net loss per share of Biosurgery Stock—basic and diluted				$(2.40)	$(3.34)	$(1.75)	$(3.31)

Weighted average shares outstanding				36,359	37,982	36,531	39,600

Allocated to Molecular Oncology Stock(2,11,14):
Net loss allocated to Molecular Oncology Stock	$(18,238)	$(19,107)	$(28,832)	$(23,096)	$(29,718)	$(14,605)	$(12,268)

Net loss per share of Molecular Oncology Stock—basic and diluted	$(4.64)	$(3.81)	$(2.25)	$(1.60)	$(1.82)	$(0.91)	$(0.73)

Weighted average shares outstanding	3,929	5,019	12,826	14,446	16,350	15,998	16,782

Allocated to Surgical Products Stock (2,11,13,15):
Net loss			$(20,514)	$(54,748)

Net loss per share of Surgical Products Stock—basic and diluted			$(1.38)	$(3.67)

Weighted average shares outstanding			14,835	14,900

Allocated to Tissue Repair Stock(2,11,13):
Net loss	$(45,984)	$(40,386)	$(30,040)	$(19,833)

Net loss per share of Tissue Repair Stock—basic and diluted	$(3.07)	$(1.99)	$(1.26)	$(0.69)

Weighted average shares outstanding	14,976	20,277	23,807	28,716

CONSOLIDATED BALANCE SHEET DATA

	December 31,					June 30,
	1997	1998	1999	2000	2001	2002
						(Unaudited)
	(Amounts in thousands)
Cash and investments	$246,341	$575,729	$652,990	$639,640	$1,121,258	$1,132,977
Working capital	350,822	417,116	592,249	559,652	566,798	669,319
Total assets	1,295,453	1,688,854	1,787,282	3,318,100	3,935,745	3,911,859
Long-term debt, capital lease obligations and convertible debt(16)	171,181	387,993	295,702	685,137	852,555	869,381
Stockholders' equity	1,012,050	1,172,535	1,356,392	2,175,141	2,609,189	2,584,566

        There were no cash dividends paid.

(1)
Selling, general and administrative expenses for 2001 include $27.0 million of charges resulting from Pharming Group N.V.'s decision to file for and operate under a court supervised receivership.
(2)
In connection with the adoption of Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, we tested the goodwill of our cardiothoracic reporting unit for impairment and, as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our unaudited, consolidated statements of operations and the unaudited, combined statements of Genzyme Biosurgery for the three months ended March 31, 2002.

The following table presents the impact that SFAS No. 142 would have had on our amortization of intangibles expense, net income (loss) and net income (loss) per share had the standard been in effect for the years ended December 31, 1999, 2000 and 2001 and for the six months ended June 30, 2001 (amounts in thousands, except per share amounts):

	Year Ended December 31, 1999			Year Ended December 31, 2000
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
		(Unaudited)			(Unaudited)
Amortization of intangibles	$24,674	$(12,375)	$12,299	$22,974	$(12,259)	$10,715

Net income (loss)	$70,981	$12,375	$83,356	$(62,940)	$12,259	$(50,681)

Net income allocated to Genzyme General Stock:	$149,360	$5,261	$154,621	$121,455	$6,608	$128,063

Net income (loss) per share of Genzyme General Stock:
Basic	$0.90	$0.03	$0.93	$0.71	$0.03	$0.74

Diluted	$0.85	$0.03	$0.88	$0.68	$0.03	$0.71

Net income (loss) allocated to Biosurgery Stock				$(87,188)	$555	$(86,633)

Net income (loss) per share of Biosurgery Stock—basic and diluted				$(2.40)	$0.02	$(2.38)

Net income (loss) allocated to Molecular Oncology Stock	$(28,832)	$4,858	$(23,974)	$(23,096)	$2,227	$(20,869)

Net income (loss) per share of Molecular Oncology Stock—basic and diluted	$(2.25)	$0.38	$(1.87)	$(1.60)	$0.16	$(1.44)

Net income (loss) allocated to Surgical Products Stock	$(20,514)	$3,263	$(17,251)	$(54,748)	$3,339	$(51,409)

Net income (loss) per share of Surgical Products Stock—basic and diluted	$(1.38)	$0.22	$(1.16)	$(3.67)	$0.22	$(3.45)

Net income (loss) allocated to Tissue Repair Stock	$(30,040)	$—	$(30,040)	$(19,833)	$—	$(19,833)

Net income (loss) per share of Tissue Repair Stock—basic and diluted	$(1.26)	$—	$(1.26)	$(0.69)	$—	$(0.69)

	Year Ended December 31, 2001			Six Months Ended June 30, 2001
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
		(Unaudited)			(Unaudited)
Amortization of intangibles	$121,124	$(52,541)	$68,583	$59,165	$(25,868)	$33,297

Net income (loss) before cumulative effect of change in accounting for derivative financial instruments	$(116,323)	$52,541	$(63,782)	$(7,264)	$25,868	$18,604
Cumulative effect of change in accounting for derivative financial instruments, net of tax	4,167	—	4,167	4,167	—	4,167

Net income (loss)	$(112,156)	$52,541	$(59,615)	$(3,097)	$25,868	$22,771

Net income allocated to Genzyme General Stock:
Net income allocated to Genzyme General Stock before cumulative effect of accounting for derivative financial instruments	$40,376	$37,020	$77,396	$71,286	$18,012	$89,298
Cumulative effect of change in accounting for derivative financial instruments, net of tax	4,167	—	4,167	4,167	—	4,167

Net income allocated to Genzyme General Stock	$44,543	$37,020	$81,563	$75,453	$18,012	$93,465

Net income (loss) per share of Genzyme General Stock:
Basic:
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.20	$0.18	$0.38	$0.37	$0.09	$0.46
Cumulative effect of change in accounting for derivative financial instruments, net of tax	0.02	—	0.02	0.02	—	0.02

Net income allocated to Genzyme General Stock	$0.22	$0.18	$0.40	$0.39	$0.09	$0.48

Diluted:
Net income per share before cumulative effect of change in accounting for derivative financial instruments	$0.19	$0.18	$0.37	$0.35	$0.09	$0.44
Cumulative effect of change in accounting for derivative financial instruments, net of tax	0.02	—	0.02	0.02	—	0.02

Net income allocated to Genzyme General Stock	$0.21	$0.18	$0.39	$0.37	$0.09	$0.46

Net income (loss) allocated to Biosurgery Stock	$(126,981)	$15,521	$(111,460)	$(63,945)	$7,856	$(56,089)

Net income (loss) per share of Biosurgery Stock—basic and diluted	$(3.34)	$0.41	$(2.93)	$(1.75)	$0.21	$(1.54)

Net income (loss) allocated to Molecular Oncology Stock	$(29,718)	$—	$(29,718)	$(14,605)	$—	$(14,605)

Net income (loss) per share of Molecular Oncology Stock—basic and diluted	$(1.82)	$—	$(1.82)	$(0.91)	$—	$(0.91)

(3)
Charges for in-process research and development were incurred in connection with the following acquisitions:

•
1997—$7.0 million from the acquisition of PharmaGenics, Inc.;

•
1999—$5.4 million from the acquisition of Peptimmune, Inc.;

•
2000—$118.0 million from the acquisition of GelTex and $82.1 million from the acquisition of Biomatrix; and

•
2001—$86.8 million from the acquisition of Novazyme and $8.8 million from the acquisition of Wyntek.

(4)
Represents a charge to write off abandoned equipment at our Springfield Mills manufacturing facility in the United Kingdom.

(5)
During 2000, in accordance with our policy pertaining to affiliate sales of stock, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, GTC Biotherapeutics, Inc. (formerly Genzyme Transgenics Corporation), which we refer to as GTC. In 1998, 1999, 2001 and the six months ended June 30, 2002, our gain (loss) on affiliate sale of stock represents the gain (loss) on our investment in GTC as a result of GTC's various issuances of additional shares of its common stock.

(6)
Gain (loss) on investments in equity securities in 2000 includes gains of $16.4 million upon the sale of a portion of our investment in GTC common stock and $7.6 million relating to our investment in Celtrix Pharmaceuticals, Inc. when it was acquired in a stock-for-stock transaction. In 2000, we also recorded a charge of $7.3 million to write down our investment in Focal common stock. Gain (loss) on investments in equity securities in 2001 includes a charge of $8.5 million to write off our investment in Pharming Group, N.V., a charge of $11.8 million to write down our investment in Cambridge Antibody Technology Group plc and a $4.5 million charge to write down our investment in Targeted Genetics Corporation. We wrote down these investments because we considered the decline in their fair value to be other than temporary.

(7)
Gain on sale of product line of $31.2 million in 1998 relates to the sale of our research products business assets to Techne Corporation. Gain on sale of product line in 1999 includes $7.5 million for the payment of a note receivable that we received as partial consideration for the sale of Genetic Design, Inc. to Laboratory Corporation of America in 1996, and $0.5 million relating to the sale of our immunochemistry business assets to an operating unit of Sybron Laboratory Products Corp. Loss on sale of product line of $25.0 million in 2001 represents the loss related to the sale of our Snowden-Pencer line of surgical instruments in the fourth quarter of 2001.

(8)
Other income in 1999 includes the receipt of a $14.4 million payment associated with the termination of our agreement to acquire Cell Genesys, Inc., net of acquisition related expenses. Other income in 2000 includes a $5.1 million payment received in connection with the settlement of a lawsuit.

(9)
On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations to record the fair value of warrants to purchase shares of GTC common stock held on January 1, 2001.

(10)
Until the distribution of Surgical Products Stock on June 28, 1999, Genzyme Surgical Products' losses were included in the determination of income allocated to Genzyme General Stock.

(11)
To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock is defined in our charter as the net income or loss of Genzyme General determined in accordance with accounting principles generally accepted within the U.S. and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Earnings attributable to Biosurgery Stock and Molecular Oncology Stock are defined similarly and, therefore, are based on the net income or loss of the corresponding division.

(12)
Reflects the two-for-one split of Genzyme General Stock on June 1, 2001.

(13)
We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to our then-existing divisions Genzyme Surgical Products and Genzyme Tissue Repair and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. Net loss per share of Biosurgery Stock for 2000 is calculated using the net loss allocated to Biosurgery Stock for the period December 19, 2000 through December 31, 2000 and the weighted average shares of Biosurgery Stock outstanding during the same period. Loss per share data are not presented for Genzyme Biosurgery for the period from January 1, 2000 to December 18, 2000 or for the years ended December 31, 1999, 1998 and 1997 as there were no shares of Biosurgery Stock outstanding during those periods.

(14)
We created Genzyme Molecular Oncology on June 18, 1997. Prior to this date, Genzyme Molecular Oncology's losses were included in the determination of income allocated to Genzyme General. Net loss per share of Molecular Oncology Stock for 1997 is calculated using the net loss allocated to Genzyme Molecular Oncology for the period June 18, 1997 through December 31, 1997 and the weighted average shares outstanding during the same period. Loss per share data are not presented for Genzyme Molecular Oncology for the period from January 1, 1997 to June 17, 1997, as there were no shares of Molecular Oncology Stock outstanding during that period.

(15)
We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. Loss per share data are not presented for Genzyme Surgical Products for the years ended December 31, 1997 and 1998 or for the period from January 1, 1999 to June 28, 1999, as there were no shares of Surgical Products Stock outstanding during those periods.

(16)
Long-term debt, capital lease obligations and convertible debt: at December 31, 1997 consists primarily of $118.0 million outstanding under our revolving credit facility; at December 31, 1998 and 1999 consists primarily of $250.0 million in principal of our 5 1/4% convertible subordinated notes; at December 31, 2000 consists primarily of $368.0 million in principal drawn under our revolving credit facility and a $25.0 million capital lease obligation; at December 31, 2001 consists primarily of $575.0 million in principal of our 3% convertible subordinated debentures due May 2021, $234.0 million in principal drawn under our revolving credit facility and a $25.0 million capital lease obligation; and at June 30, 2002, consists primarily of $575.0 million in principal of our 3% convertible subordinated debentures, $269.0 million in principal drawn under our revolving credit facility and a $25.0 million capital lease obligation.

GENZYME BIOSURGERY
A DIVISION OF GENZYME CORPORATION

COMBINED SELECTED FINANCIAL DATA

INTRODUCTION

        The table below represents the selected historical consolidated statements of operations data and combined balance sheet data of Genzyme Biosurgery. We formed Genzyme Biosurgery as a separate division of Genzyme on December 18, 2000 by combining two of our divisions, Genzyme Surgical Products and Genzyme Tissue Repair and simultaneously acquiring Biomatrix, Inc. These data reflect the financial position, results of operations and cash flows attributable to Genzyme Biosurgery as if it had been accounted for as a separate division of the corporation for all periods presented as it relates to Genzyme Surgical Products and Genzyme Tissue Repair. The results of operations of Biomatrix are included in Genzyme Biosurgery's results from the date of acquisition, December 18, 2000. The statements of operations and balance sheet data for the years ended December 31, 1997 through 2001 have been derived from Genzyme Biosurgery's audited, combined financial statements for those periods. The statements of operations data for the six months ended June 30, 2001 and 2002 and the balance sheet data as of June 30, 2002 are derived from Genzyme Biosurgery's unaudited, combined financial statements for those periods. In the opinion of our management, the unaudited, combined financial statements include all normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and results of operations of Genzyme Biosurgery for these periods. Genzyme Biosurgery's operating results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the entire fiscal year. This information is only a summary. You should read it in conjunction with the historical financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for us and Genzyme Biosurgery contained in our annual reports, quarterly reports and other information on file with the SEC.

        Genzyme Biosurgery is our operating division that develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedic and cardiothoracic markets.

        A series of our common stock, Biosurgery Stock is designed to reflect the value and track the financial performance of this division. Biosurgery Stock is common stock of Genzyme Corporation, not of Genzyme Biosurgery; Genzyme Biosurgery is a division, not a company or legal entity, and therefore does not and cannot issue stock. The chief mechanisms intended to cause Biosurgery Stock to "track" the performance of Genzyme Biosurgery are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

  •
  factors the assets and liabilities and income or losses attributable to Genzyme Biosurgery into the determination of the amount available to pay dividends on Biosurgery Stock; and
  •
  requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock if all or substantially all of the assets allocated to Genzyme Biosurgery are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

        Shares of Biosurgery Stock and Molecular Oncology Stock are subject to certain exchange and redemption provisions as set forth in our charter. One of the exchange provisions allows our board of directors to exchange, at any time, shares of Biosurgery Stock and/or Molecular Oncology Stock for cash, shares of Genzyme General Stock, or a combination of both, valued at a 30% premium to the fair market value (as defined in our charter) of the series of stock being exchanged. We encourage you to read our charter for a more complete discussion of the mandatory and optional exchange and redemption provisions of our common stock.

        To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Biosurgery Stock is defined in our charter as the net income or loss of Genzyme Biosurgery determined in accordance with accounting principles generally accepted in the U.S. and as adjusted for tax benefits allocated to or from Genzyme Biosurgery in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among the divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to Biosurgery Stock are based on the income or losses attributable to Genzyme Biosurgery, we provide financial statements and management's discussion and analysis of Genzyme Biosurgery to aid investors in evaluating its performance.

DISPOSITION

        In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery, for $15.9 million in net cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a carrying value of approximately $41.0 million at the time of the sale. We recorded a loss of $25.0 million in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery in connection with this sale.

ACQUISITIONS

        In January 2001, Focal exercised its option to require us to purchase $5.0 million in Focal common stock. After that purchase, we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. On June 30, 2001, we acquired the remaining outstanding shares of Focal common stock that we had not previously acquired. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock, valued at approximately $9.5 million, as consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Accordingly, the results of operations of Focal are included in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery from the date of acquisition.

        In January 2001, we acquired the outstanding Class A limited partnership interests in GDP, a limited partnership engaged in developing, producing and commercializing Sepra products, for an aggregate of $25.7 million plus royalties on sales of certain Sepra products for ten years. In August 2001, we purchased the remaining outstanding GDP partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus additional royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme

Biosurgery. Accordingly, the results of operations of GDP are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

        On December 18, 2000, we acquired Biomatrix, Inc., a publicly-held company engaged in the development and, manufacture of viscoelastic biomaterials for use in orthopaedic and other medical applications for an aggregate purchase price of $482.4 million. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix from December 18, 2000, the date of acquisition.

COMBINED STATEMENTS OF OPERATIONS DATA(1)

	For the Years Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
						(Unaudited)
	(Amounts in thousands)
Revenues:
Net product sales	$100,835	$103,958	$111,951	$121,870	$211,523	$103,057	$105,387
Net service sales	10,856	17,008	20,305	23,321	23,614	11,458	10,812
Revenues from research and development contracts	—	109	97	23	5	5	35

Total revenues	111,691	121,075	132,353	145,214	235,142	114,520	116,234

Operating costs and expenses:
Cost of products sold(2)	59,802	72,274	67,212	69,489	113,250	60,769	50,312
Cost of services sold	11,788	13,438	13,237	12,298	12,733	5,948	6,618
Selling, general and administrative	79,632	81,876	87,841	92,238	122,020	65,989	52,738
Research and development	22,132	29,050	36,075	37,000	47,159	22,675	24,856
Amortization of intangibles(3)	5,647	5,748	5,750	7,096	46,828	23,313	15,742
Purchase of in-process research and development(4)	—	—	—	82,143	—	—	—
Charge for impaired asset(5)	—	—	—	4,321	—	—	—

Total operating costs and expenses	179,001	202,386	210,115	304,585	341,990	178,694	150,266

Operating loss	(67,310)	(81,311)	(77,762)	(159,371)	(106,848)	(64,174)	(34,032)

Other income (expenses):
Equity in net loss of unconsolidated affiliates(6,7)	(6,797)	(7,680)	(3,403)	—	(1,316)	(1,316)	—
Loss on investments in equity securities(8)	—	—	—	(7,300)	—	—	—
Loss on sale of product line(9)	—	—	—	—	(24,999)	—	—
Other	236	60	138	(15)	124	45	111
Investment income	1,077	1,320	4,808	5,833	1,753	939	623
Interest expense	(2,930)	(2,631)	(1,858)	(1,364)	(13,884)	(8,429)	(4,606)

Total other income (expenses)	(8,414)	(8,931)	(315)	(2,846)	(38,322)	(8,761)	(3,872)

Division net loss before cumulative effect of change in accounting for goodwill	$(75,724)	$(90,242)	$(78,077)	$(162,217)	$(145,170)	(72,935)	(37,904)
Cumulative effect of change in accounting for goodwill, net of tax(3)	—	—	—	—	—	—	(98,270)

Division net loss(3)	$(75,724)	$(90,242)	$(78,077)	$(162,217)	$(145,170)	$(72,935)	$(136,174)

COMBINED BALANCE SHEET DATA (1,10)

	December 31,					June 30,
	1997	1998	1999	2000	2001	2002
						(Unaudited)
	(Amounts in thousands)
Cash and investments	$32,890	$7,732	$135,498	$78,163	$38,623	$27,168
Working capital	65,902	26,253	110,577	98,819	59,800	31,307
Total assets	299,792	253,170	390,572	811,600	704,671	574,206
Long-term debt, capital lease obligations and convertible debt	31,089	12,579	18,000	229,453	245,629	269,337
Division equity	255,172	210,692	350,463	511,106	394,454	224,857

        There were no cash dividends paid.

(1)
We formed Genzyme Biosurgery as a separate division of Genzyme on December 18, 2000 by combining two of our divisions, Genzyme Surgical Products and Genzyme Tissue Repair and simultaneously acquiring Biomatrix, Inc. These data reflect the financial position, results of operations and cash flows attributable to Genzyme Biosurgery as if it had been accounted for as a separate division of the corporation for all periods presented as it relates to Genzyme Surgical Products and Genzyme Tissue Repair. The results of operations of Biomatrix are included in Genzyme Biosurgery's results from the date of acquisition, December 18, 2000.

(2)
Cost of products sold for 1998 includes a $10.4 million charge to write-down our Sepra products inventory to net realizable value.

(3)
In connection with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, we tested the goodwill of Genzyme Biosurgery's cardiothoracic reporting unit for impairment and, as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our unaudited, consolidated statements of operations and the unaudited, combined statements of operations of Genzyme Biosurgery for the three months ended March 31, 2002.

        The following table presents the impact that SFAS No. 142 would have had on Genzyme Biosurgery's amortization of intangibles expense and division net loss had the standard been in effect for the years ended December 31, 1999, 2000 and 2001 and for the six months ended June 30, 2001(amounts in thousands):

	Year Ended December 31, 1999			Year Ended December 31, 2000
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
		(Unaudited)			(Unaudited)
Amortization of intangibles	$5,750	$(3,263)	$2,487	$7,096	$(3,894)	$3,202

Division net income (loss)	$(78,077)	$3,263	$(74,814)	$(162,217)	$3,894	$(158,323)

	Year Ended December 31, 2001			Six Months Ended June 30, 2001
	As Reported	Goodwill Amortization Adjustment	As Adjusted	As Reported	Goodwill Amortization Adjustment	As Adjusted
		(Unaudited)			(Unaudited)
Amortization of intangibles	$46,828	$(15,521)	$31,307	$23,313	$(7,856)	$15,457

Division net income (loss)	$(145,170)	$15,521	$(129,649)	$(72,935)	$7,856	$(65,079)

(4)
Charges for in-process research and development were incurred in connection with the acquisition of Biomatrix in 2000.

(5)
Represents a charge to write off abandoned equipment at our Springfield Mills manufacturing facility in the United Kingdom.

(6)
Operations of Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc., commenced in October 1996. In May 1999, we reallocated our ownership interest in the joint venture from Genzyme Biosurgery to Genzyme General.

(7)
In January 2001, Focal, Inc. exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We recorded our portion of the results of Focal in equity in net loss of unconsolidated affiliate. We allocated this investment to Genzyme Biosurgery. On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock and have included Focal's results in Genzyme Biosurgery's results of operations since that date. We allocated the acquired assets and liabilities to Genzyme Biosurgery and accounted for the acquisition as a purchase.

(8)
Represents a charge for the write down of our investment in Focal common stock because we considered its decline in fair value to be other than temporary.

(9)
Represents the loss from the sale of our Snowden-Pencer line of surgical instruments in the fourth quarter of 2001.

(10)
In January 2001, we purchased all of the outstanding Class A limited partnership interests of GDP for a payment of approximately $25.7 million in cash plus royalties payable over ten years on sales of certain Sepra products.

(11)
Long-term debt, capital lease obligations and convertible debt: at December 31, 1997 consists primarily of $18.0 million in principal drawn under our revolving credit facility and $13.1 million in principal of our 5% convertible subordinated note due February 2000; at December 31, 1998, consists primarily of $12.6 million in principal of our 5% convertible subordinated note; at December 31, 1999, consists primarily of $18.0 million in principal drawn under our revolving credit facility; at December 31, 2000, consists primarily of $218.0 million in principal drawn under our revolving credit facility and $10.0 million in principal of our 6% convertible subordinated note due May 2003; at December 31, 2001, consists primarily of $234.0 million in principal drawn under our revolving credit facility and $10.0 million in principal of our 6% convertible subordinated note; and at June 30, 2002, consists primarily of $269.0 million in principal drawn under our revolving credit facility.

RISK FACTORS

        If you purchase our securities you will take on financial risk. In deciding whether to invest, you should carefully consider the following risk factors in addition to the other information included and incorporated by reference in this prospectus. It is especially important to keep these risk factors in mind when you read forward-looking statements.

Risks Related to Genzyme

        The following risk factors relate to Genzyme generally and affect all of our divisions, including Genzyme Biosurgery. Holders of Biosurgery Stock are stockholders of Genzyme and are, therefore, subject to all of the risks and uncertainties of Genzyme, not just those of Genzyme Biosurgery. Liabilities or contingencies of our divisions other than Genzyme Biosurgery that affect our resources or financial condition could affect the financial condition or results of operations of Genzyme Biosurgery. Therefore, you should consider carefully these risk factors before investing in our securities.

A reduction in revenue from sales of products that treat Gaucher disease would have an adverse effect on our business.

        We generate a majority of our product revenue from sales of enzyme-replacement products for patients with Gaucher disease. We entered this market in 1991 with Ceredase® enzyme. Because production of Ceredase enzyme was subject to supply constraints, we developed Cerezyme enzyme, a recombinant form of the enzyme. Recombinant technology uses specially engineered cells to produce enzymes, or other substances, by inserting into the cells of one organism the genetic material of a different species. In the case of Cerezyme enzyme, scientists engineer Chinese hamster ovary cells to produce human alpha glucosidase. We stopped producing Ceredase enzyme, except for small quantities, during 1998, after substantially all the patients who previously used Ceredase enzyme converted to Cerezyme enzyme. Sales of Ceredase enzyme and Cerezyme enzyme totaled $569.9 million for the year ended December 31, 2001, representing approximately 47% of our consolidated revenues for that year and $302.8 million for the six months ended June 30, 2002, representing approximately 48% of our consolidated revenues for that period.

        Because our business is highly dependent on Cerezyme enzyme, a decline in the growth rate of Cerezyme enzyme sales could have an adverse effect on our operations and may cause the value of our securities to decline substantially. We will lose revenues from Cerezyme enzyme if competitors develop alternative treatments for Gaucher disease and these alternative products gain commercial acceptance.

        Some companies have initiated efforts to develop competitive products, and other companies may do so in the future. Oxford Glycosciences plc, which we refer to as OGS, for example, is developing Zavesca™ (OGT 918), a small molecule drug candidate for the treatment of Gaucher disease. OGT 918 has been granted orphan drug status in the United States for treatment in Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Gaucher disease. In 2001, OGS submitted a Marketing Authorisation Application to the European Agency for the Evaluation of Medicinal Products (EMEA), as well as a New Drug Application (NDA) to the U.S. Department of Health and Human Services Food and Drug Administration (FDA) for OGT 918 for the oral treatment of Type 1 Gaucher disease. In June 2002, the FDA issued a complete response letter on the NDA, stating that the product is not approvable due to OGS' failure to provide sufficient support for the safety and efficacy of OGT 918. In July 2002, the Committee for Proprietary Medicinal Products (CPMP) of the EMEA issued a positive opinion recommending marketing approval of OGT 918 for the treatment of Type 1 Gaucher disease. The CPMP's decisions states that the product is indicated only for mild-to-moderate forms of Type 1 Gaucher disease, and may be used only for the treatment of patients for whom enzyme replacement therapy is unsuitable. In addition, the CPMP requested that OGS provide follow-up safety data.

        Although orphan drug status for Cerezyme enzyme, which provided us with exclusive marketing rights for Cerezyme enzyme in the United States, expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme enzyme until 2010 and the composition of Cerezyme enzyme until 2013. The expiration of market exclusivity and orphan drug status in May 2001 will likely subject Cerezyme enzyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue.

        In addition, the patient population with Gaucher disease is limited. Because a significant percentage of that population already uses Cerezyme enzyme, opportunities for future sales growth are limited. Further, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme enzyme with other therapeutic products or reduce the amount of Cerezyme enzyme prescribed, could result in a decline in Cerezyme enzyme sales.

Our future earnings growth will depend on our ability to increase sales of Renagel® phosphate binder.

        In November 1998, we launched, through a joint venture with GelTex, Renagel phosphate binder, a non-absorbed phosphate binder approved for use by patients with end-stage renal disease undergoing a form of treatment known as hemodialysis. We acquired GelTex in December 2000. We are currently conducting additional clinical trials in order to determine the efficacy and safety of Renagel phosphate binder when administered to pre-dialysis patients. Our ability to increase sales of Renagel phosphate binder will depend on a number of factors, including:

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  acceptance by the medical community of Renagel phosphate binder over calcium-based phosphorous binders as the preferred treatment for elevated serum phosphorous levels in dialysis patients;

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  our ability to effectively manage inventories;

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  our ability to optimize dosing and improve patient compliance with respect to Renagel phosphate binder;

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  our ability to expand manufacturing capacity;

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  our ability to manufacture Renagel phosphate binder in sufficient quantities to meet demand;

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  the results of additional clinical trials for additional indications and expanded labeling;

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  the availability of competing treatments serving the dialysis market;

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  our ability to manufacture Renagel phosphate binder at a reasonable price;

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  the effectiveness of our sales force;

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  the content and timing of our submissions to and decisions by regulatory authorities;

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  the availability of reimbursement from third-party payors, and the extent of coverage; and

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  the accuracy of available information about dialysis patient populations and the accuracy of our expectations about growth in this population.

Government regulation imposes significant costs and restrictions on the development and commercialization of our products and services.

        Our success will depend on our ability to satisfy regulatory requirements. We may not receive required regulatory approvals on a timely basis or at all. Government agencies heavily regulate the production and sale of healthcare products and the provision of healthcare services. In particular, the FDA and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. This regulation may delay the time at which a company like Genzyme can first sell a product or may limit how a consumer may use a product or service or may adversely impact third-party reimbursement. A company's failure to comply with applicable regulatory approval requirements may lead regulatory authorities to take action against the company, including:

  •
  issuing warning letters;

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  issuing fines and other civil penalties;

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  suspending regulatory approvals;

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  refusing approval of pending applications or supplements to approved applications;

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  suspending product sales in the United States and/or exports from the United States;

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  recalling products; and

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  seizing products.

Furthermore, therapies that have received regulatory approval for commercial sale may continue to face regulatory difficulties. The FDA and comparable foreign regulatory agencies, for example, may require post-marketing clinical trials or patient outcome studies. In addition, regulatory agencies subject a marketed therapy, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. The discovery of previously unknown problems with a therapy, the therapy's manufacturer or the facility used to produce the therapy could prompt a regulatory authority to impose restrictions on the therapy, manufacturer or facility, including withdrawal of the therapy from the market.

Legislative changes may adversely impact our business.

        The FDA has designated some of our products as orphan drugs under the Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. In recent years Congress has considered legislation to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of the drug. If the Orphan Drug Act is amended in this manner, any drugs for which we have been granted exclusive marketing rights under the Orphan Drug Act will face increased competition, which may decrease the amount of revenue we receive from these products. In addition, the U.S. government has shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely affect:

  •
  the pricing of therapeutic products and medical devices in the United States or internationally; and

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  the amount of reimbursement available from governmental agencies or other third-party payors.

If the U.S. government significantly reduces the amount we may charge for our products, or the amount of reimbursement available for purchases of our products declines, our future revenues may decline and we may need to revise our research and development programs.

The development of our products involves a lengthy and complex process, and we may be unable to commercialize any of the products we are currently developing.

        Before we can commercialize our development-stage products, we will need to:

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  conduct substantial research and development;

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  undertake preclinical and clinical testing; and

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  pursue regulatory approvals.

        This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

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  failure of the product in preclinical studies;

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  clinical trial data that is insufficient to support the safety or effectiveness of the product; or

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  our failure to obtain the required regulatory approvals.

For these reasons, and others, we may not successfully commercialize any of the products we are currently developing.

Any marketable products that we develop may not be commercially successful.

        Even if we obtain regulatory approval for any of our development-stage products, those products may not be accepted by the market, or approved for reimbursement by third-party payors. A number of factors may affect the rate and level of market acceptance of these products, including:

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  regulation by the FDA and other government authorities;

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  market acceptance by doctors and hospital administrators;

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  the effectiveness of our sales force;

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  the effectiveness of our production and marketing capabilities;

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  the success of competitive products; and

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  the availability and extent of reimbursement from third-party payors.

If our products fail to achieve market acceptance, our profitability and financial condition will suffer.

We will require significant additional financing, which may not be available or available on terms favorable to us.

        As of June 30, 2002, we had approximately $1.1 billion in cash, cash equivalents and short and long-term investments, excluding investments in equity securities. We intend to use substantial portions of our available cash for:

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  product development and marketing;

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  expanding facilities and staff;

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  working capital, including satisfaction of our obligations under capital and operating leases; and

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  strategic business initiatives.

We may further reduce available cash reserves to pay principal and interest on the following debt:

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  $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, the entire amount of which is allocated to Genzyme General. These debentures may be converted into shares of Genzyme General Stock. Holders of debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of purchase;

  •
  $269.0 million in principal under our revolving credit facility with a syndicate of commercial banks, all of which is allocated to Genzyme Biosurgery; and

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  $10.0 million in principal under our 6.9% convertible subordinated note in favor of UBS Warburg LLC, the entire amount of which is allocated to Genzyme Biosurgery. This note matures in May 2003 and is convertible into shares of Biosurgery Stock.

If we use cash to pay or redeem all or a portion of this debt, including the principal and interest due on it, our cash reserves will be diminished.

        To satisfy these and other commitments, we may have to obtain additional financing. We may be unable to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

We may fail to protect adequately our proprietary technology, which would allow competitors to take advantage of our research and development efforts.

        Our long-term success largely depends on our ability to market technologically competitive products. If we fail to obtain or maintain adequate intellectual property protections, we may not be able to prevent third parties from using our proprietary technologies. Our currently pending or future patent applications may not result in issued patents. In the United States, patent applications are confidential until patents issue, and because third parties may have filed patent applications for technology covered by our pending patent applications without us being aware of those applications, our patent applications may not have priority over any patent applications of others. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage. If a third party initiates litigation regarding our patents, our collaborators' patents, or those patents for which we have license rights, and is successful, a court could revoke our patents or limit the scope of coverage for those patents.

        The U.S. Patent and Trademark Office, commonly referred to as the USPTO, and the courts have not consistently treated the breadth of claims allowed in biotechnology patents. If the USPTO or the courts begin to allow broader claims, the incidence and cost of patent interference proceedings and the risk of infringement litigation will likely increase. On the other hand, if the USPTO or the courts begin to allow narrower claims, the value of our proprietary rights may be limited. Any changes in, or unexpected interpretations of, the patent laws may adversely affect our ability to enforce our patent position.

        We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We protect this information with reasonable security measures, including the use of confidentiality agreements with our employees, consultants and corporate collaborators. It is possible that these individuals will breach these agreements and that any remedies for a breach will be insufficient to allow us to recover our costs. Furthermore, our trade secrets, know-how and other technology may otherwise become known or be independently discovered by our competitors.

We may be required to license technology from competitors in order to develop and commercialize some of our products and services, and it is uncertain whether these licenses will be available.

        Third-party patent rights may cover some of the products that we or our strategic partners are developing or testing. As a result, we or our strategic collaborators may be required to obtain licenses from the holders of these patents in order to use, manufacture or sell these products and services, and payments under these licenses may reduce our revenue from these products. Furthermore, we may not be able to obtain these licenses on acceptable terms or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside of a patent, we may be unable to effectively market some of our technology and services, which could limit our profitability.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

        A third party may sue us or one of our strategic collaborators for infringing the third-party's patent rights. Likewise, we or one of our strategic collaborators may need to resort to litigation to enforce patent rights or to determine the scope and validity of third-party proprietary rights. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to:

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  pay monetary damages;

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  stop commercial activities relating to the affected products or services;

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  obtain a license in order to continue manufacturing or marketing the affected products or services; or

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  compete in the market with a substantially similar product.

        Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue some of our operations. In addition, a court may require that we pay expenses or damages and litigation could disrupt our commercial activities.

We may be liable for product liability claims not covered by insurance.

        Individuals who use our products or services, including those we acquire in business combinations, may bring product liability claims against us or our subsidiaries. While we have taken, and continue to take, what we believe are appropriate precautions, we may be unable to avoid significant liability exposure. We have only limited amounts of product liability insurance, which may not provide sufficient coverage against any product liability claims. We may be unable to obtain additional insurance in the future, or we may be unable to do so on acceptable terms. Any additional insurance we do obtain may not provide adequate coverage against any asserted claims. In addition, regardless of merit or eventual outcome, product liability claims may result in:

  •
  diversion of management's time and attention;

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  expenditure of large amounts of cash on legal fees, expenses and payment of damages;

  •
  decreased demand for our products and services; and

  •
  injury to our reputation.

Our competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capabilities or marketing position.

        The human healthcare products and services industry is extremely competitive. Our competitors include major pharmaceutical companies and other biotechnology companies. Some of these competitors may have more extensive research and development, marketing and production capabilities. Some competitors also may have greater financial resources than we have. Our future success will depend on our ability to develop and market effectively our products against those of our competitors. For instance, we are seeking orphan drug designation for some of our products that are still in development or are currently being reviewed by the FDA for marketing approval, including Fabrazyme® enzyme for the treatment of Fabry disease. We are aware of other companies developing products for the treatment of Fabry disease. Transkaryotic Therapies Inc. submitted its application for marketing approval for its product to the FDA approximately one week before we submitted our application for Fabrazyme enzyme. If Transkaryotic Therapies or any other company receives FDA approval for a Fabry disease therapy with orphan drug designation before we receive FDA approval for Fabrazyme enzyme, the Orphan Drug Act may preclude us from selling Fabrazyme enzyme in the United States for up to seven years. Both Genzyme and Transkaryotic Therapies received EMEA approval for their respective Fabry disease therapies, and were granted the European equivalent of orphan drug designation in the European Union for up to ten years. If our products receive marketing approval, but cannot compete effectively in the marketplace, our profitability and financial position will suffer.

If we are unable to keep up with rapid technological changes, our products or services may become obsolete.

        The field of biotechnology is characterized by significant and rapid technological change. Although we attempt to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our products or services obsolete. For example, some of our competitors may develop a product to treat Gaucher disease that is more effective or less expensive than Cerezyme enzyme. If we cannot compete effectively in the marketplace, our profitability and financial position will suffer.

If we fail to obtain adequate levels of reimbursement for our products from third-party payors, the commercial potential of our products will be significantly limited.

        A substantial portion of our revenue comes from payments by third-party payors, including government health administration authorities and private health insurers. As a result of the trend toward managed healthcare in the United States, as well as legislative proposals to reduce payments under government insurance programs, third-party payors are increasingly attempting to contain healthcare costs by:

  •
  challenging the prices charged for healthcare products and services;

  •
  limiting both coverage and the amount of reimbursement for new therapeutic products;

  •
  shifting increasing payments for products and services through co-pays, coinsurance and other risk sharing arrangements;

  •
  denying or limiting coverage for products that are approved by the FDA, but are considered experimental or investigational by third-party payors; and

  •
  refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval.

        Government and other third-party payors may not provide adequate insurance coverage or reimbursement for our products and services, which could impair our financial results. In addition, third-party payors may not reimburse patients for newly approved healthcare products, which could decrease demand for our products. Furthermore, Congress occasionally has discussed implementing broad-based measures to contain healthcare costs. It is possible that Congress will enact legislation specifically designed to contain healthcare costs. If third-party reimbursement is inadequate to allow us to recover our costs or if Congress passes legislation to contain healthcare costs, our profitability and financial condition will suffer.

Changes in the economic, political, legal and business environments in the foreign countries in which we do business could cause our international sales and operations, which account for a significant percentage of our consolidated net sales, to be limited or disrupted.

        Our international operations accounted for 35% of our consolidated revenues for the year ended December 31, 2001 and 38% of our consolidated revenues for the six months ended June 30, 2002. We expect that international sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States, primarily in the United Kingdom, the European Union and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

  •
  fluctuations in currency exchange rates;

  •
  the imposition of governmental controls;

  •
  less favorable intellectual property or other applicable laws;

  •
  the inability to obtain any necessary foreign regulatory approvals of products in a timely manner;

  •
  import and export license requirements;

  •
  political instability;

  •
  terrorist activities;

  •
  trade restrictions;

  •
  changes in tariffs;

  •
  difficulties in staffing and managing international operations; and

  •
  longer payment cycles.

        A significant portion of our business is conducted in currencies other than our reporting currency, the U.S. dollar. We recognize foreign currency gains or losses arising from our operations in the period in which we incur those gains or losses. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. Because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer significant foreign currency transaction losses in the future due to the effect of exchange rate fluctuations on our future operating results.

Several anti-takeover provisions may deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control.

        Provisions of Massachusetts law and our charter, by-laws and shareholder rights plan could delay or prevent a change in control of Genzyme or a change in our management. Our tracking stock structure may also deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control because, in order to obtain control of a particular division, an acquiror would have to obtain control of the entire corporation. In addition, our board of directors may, in its sole discretion:

  •
  exchange shares of Molecular Oncology Stock or Biosurgery Stock for Genzyme General Stock at a 30% premium over the market value of the exchanged shares; and

  •
  issue shares of undesignated preferred stock from time to time in one or more series.

        Either of these board actions could increase the cost of an acquisition of Genzyme and thus discourage a takeover attempt.

Risks Related to Genzyme Tracking Stocks

        We have three series of common stock designed to reflect the value and track the performance of our three operating divisions as follows

  •
  Genzyme General Stock—designed to track the performance of Genzyme General;

  •
  Biosurgery Stock—designed to track the performance of Genzyme Biosurgery; and

  •
  Molecular Oncology Stock—designed to track the performance of Genzyme Molecular Oncology.

The following are risks related to owning shares of our tracking stock. You should carefully consider these risk factors before deciding whether to invest in our stock.

Holders of our tracking stock are stockholders of a single company and unfavorable financial trends affecting one division could negatively affect the other divisions.

        Our divisions are not separate legal entities. Holders of Biosurgery Stock, together with holders of our other series of tracking stock, are stockholders of a single company and face all of the risks of an investment in Genzyme.

        For purposes of financial presentation, we allocate programs, products, assets and liabilities among our three divisions. Genzyme Corporation and its subsidiaries, however, own all of the assets and are responsible for all of the liabilities of each division. A holder of Biosurgery Stock, for example, does not have any specific rights to the assets allocated to Genzyme Biosurgery in our financial statements. Furthermore, if we are unable to satisfy one division's liabilities out of the assets we allocate to that division, we may be required to satisfy those liabilities with assets we have allocated to another division. We encourage you to review our consolidated financial statements and the financial statements of each of our divisions included in the reports that we file with the SEC.

Our Board of Directors may take actions that have an unequal and adverse effect on the holders of one or more series of our tracking stock.

        At times, the interests of the holders of the different series of our tracking stock may diverge or appear to diverge from each other. We are not aware of any legal precedent interpreting the fiduciary duties of the directors of a Massachusetts corporation in that situation. Recent cases in Delaware have established that a Delaware court will afford considerable deference to business decisions that are made in good faith by a disinterested and adequately informed board of directors even when those decisions involve disparate treatment of different series of tracking stock. These Delaware cases rely upon the premise that the board of directors owes its fiduciary duties to the corporation and all of its stockholders and does not owe separate duties to each class or series of stockholders. If a Massachusetts court were to follow the reasoning in these Delaware cases, a Genzyme stockholder may not be able to successfully challenge an action by the board of directors that has a disadvantageous effect on a particular series of our tracking stock.

Members of our Board of Directors may favor one series of tracking stock over another if they own a disproportionate amount of that series.

        A member of our board of directors may own a disproportionate amount of tracking stock in a particular series, or the value of his or her holdings of a particular series of stock may be different from the value of his or her holdings in another series. This disparate stock ownership may cause the board member to favor one series of stock over another. Nevertheless, we believe that a member of our board of directors could properly perform his or her fiduciary responsibilities to all of our stockholders even if his or her interests in shares of different series are disproportionate or of unequal values. Our board of directors may create committees to review matters that raise conflict-of-interest issues. If a committee is formed, it would report to the full board of directors.

Holders of our tracking stock have limited decision-making power because they have limited separate voting rights.

        Holders of all series of our tracking stock vote together as a single class on all matters requiring common stockholder approval, including the election of directors. Holders of one series of tracking stock do not have the right to vote on matters separately from the other series except in limited circumstances. These circumstances are dictated by Massachusetts law, our charter and our management and accounting policies. Therefore, stockholders of one series of tracking stock generally could not make a proposal that would require approval only of the holders of that series. Instead, they would have to obtain approval from all common stockholders.

        As of August 31, 2002, the relative voting power of our tracking stocks was as follows:

Series	Approximate Percentage of Voting Power
Genzyme General Stock	93%
Biosurgery Stock	5%
Molecular Oncology Stock	2%

The votes per share of our tracking stocks are adjusted every two years.

        Under our charter, Genzyme General Stock is entitled to one vote per share, which is never adjusted. However, the votes per share of our other tracking stocks are adjusted every two years. Specifically, on January 1, 2003 and every second anniversary thereafter, the vote per share to which each tracking stock is entitled will be recalculated based on its fair market value divided by the fair market value of a share of Genzyme General Stock, with "fair market value" meaning the average closing price over the 20 consecutive trading days beginning the 30th trading day preceding the January 1st adjustment date. At the time of an adjustment, the per share voting power of any tracking stock relative to the other series of tracking stock could decrease materially. Additionally, during the intervening period between adjustments, the per share voting power of each tracking stock will remain the same even though its market price will fluctuate relative to—and could become materially greater than—the market prices of the other tracking stocks. Currently, Biosurgery Stock is entitled to 0.28 vote per share and Molecular Oncology Stock is entitled to 0.28 vote per share.

The liquidation rights for our tracking stocks are not adjusted to reflect changes in their market values.

        If we were to dissolve, liquidate or wind up our affairs, other than as part of a merger, business combination or sale of substantially all of our assets, our stockholders would receive any remaining assets according to the percentage of total liquidation units that they hold. The number of liquidation units per share for each series of our tracking stock outstanding is as follows:

  •
  each share of Genzyme General Stock has 100 liquidation units;
  •
  each share of Biosurgery Stock has 100 liquidation units; and
  •
  each share of Molecular Oncology Stock has 50 liquidation units.

        Although we adjust liquidation units to prevent dilution in the event of some subdivisions, combinations or distributions of common stock, we do not adjust them to reflect changes in the relative market value or performance of the divisions. Therefore, at the time of a dissolution, liquidation or winding up, the relative liquidation units attributable to each series of tracking stock may not correspond to the value of the underlying assets allocated to that division.

Our Board of Directors may change our management and accounting policies to the detriment of one series of tracking stock without shareholder approval.

        Our board of directors has adopted management and accounting policies that are used to govern our business and to prepare our financial statements. These policies cover the allocation of corporate expenses, assets and liabilities and other accounting matters, and the reallocation of assets between divisions and other matters. Our board of directors generally may modify or rescind these policies or adopt new ones without shareholder approval. Any revised policies could have different effects on each series of our tracking stock and could be detrimental to one series as compared to another. The discretion of our board of directors to make changes is limited only by the policies themselves and the board's fiduciary duty to all of our stockholders. We encourage you to review the full text of our management and accounting policies, a copy of which is attached as Exhibit 3 to our Registration Statement on Form 8-A that we filed with the SEC on December 19, 2000, as amended on June 6, 2001.

Our Board of Directors can require investors to exchange their shares of our tracking stock.

        Our board of directors may at any time, in its sole discretion, decide to exchange shares of Biosurgery Stock and/or Molecular Oncology Stock for any combination of cash and shares of Genzyme General Stock at a 30% premium over the exchanged stock's then current market value. At any time that all of a division's assets are held through a wholly-owned subsidiary, our board can choose to "spin off" that division by exchanging the outstanding shares of tracking stock corresponding to that division for shares in the spun off company, whereupon former tracking stockholders will no longer be Genzyme stockholders.

        If we transfer or sell to a third party all or substantially all of the assets allocated to Genzyme Biosurgery or Genzyme Molecular Oncology, the board would have to either redeem, make a dividend payment on or exchange outstanding Biosurgery Stock or Molecular Oncology Stock, as applicable. Our board will have sole discretion in deciding whether to effect that redemption, dividend payment or exchange using Genzyme General Stock or any combination of cash or other property regardless of the form of consideration paid by the buyer. However, our charter will require that any exchange for Genzyme General Stock be at a 10% premium to the exchanged series' average market price following public announcement of the sale and that any payment of cash or other property be equal in value to the sale's after-tax net proceeds.

        Also, our board can exchange shares of Biosurgery Stock and/or Molecular Oncology Stock into Genzyme General Stock at no premium to the exchanged stocks' market value in the event of certain adverse tax developments, as discussed in the immediately following risk factor.

We may eliminate tracking stock if a corporate or shareholder level tax is imposed on the issuance or receipt of tracking stock.

        In 1999, the Clinton Administration proposed tax legislation that would have imposed a corporate level tax on issuances of tracking stock. In 2000, the Clinton Administration proposed legislation that would tax stockholders upon the receipt of tracking stock from the issuing corporation as a distribution or in a tracking stock exchange. Congress has not enacted either of these proposals into law. If similar proposals are enacted into law or effected through Treasury Department regulations, we could be taxed on an amount up to the gain realized in future financings in which we sell tracking stock, including Genzyme General Stock. Also, any use of our tracking stock to acquire other companies could result in a tax on us, the stockholders of the target company, or both. We also may be taxed if we distribute to stockholders "designated" shares of tracking stock, which are shares designated by the tracked division as issuable at the option of our board for Genzyme General's benefit. In addition, stockholders could be taxed if they receive a distribution of designated shares of tracking stock or if they receive shares of tracking stock in exchange for other Genzyme stock. These or similarly adverse tax consequences could cause us to eliminate tracking stock from our capital structure. We cannot predict, however, whether Congress will enact legislation, or whether the Treasury Department will issue regulations effecting these or similar proposals.

We cannot assure you that tracking stock will "track" the performance of the corresponding division.

        Although we have attempted to design our tracking stocks to "track" the performance of their corresponding divisions, we cannot assure that the market prices of these stocks will indeed reflect that performance. The market may assign values to a tracking stock that are based on factors other than a corresponding division's reported financial performance. For instance, we cannot be certain what, if any, valuation the market might place on the mandatory and optional exchange features or the differing voting rights and liquidation units of the tracking stocks. In addition, as discussed above under the subheading "—Holders of our tracking stock are stockholders of a single company and unfavorable financial trends affecting one division could negatively affect the other divisions," financial developments in one division, particularly if significant and/or adverse, may affect other divisions.

The use of operating losses at unprofitable divisions to lower the reported tax liability of our profitable divisions will cause the unprofitable divisions to report lower earnings in the future.

        Genzyme Corporation, rather than our divisions, is liable for taxes. Under our management and accounting policies, for financial reporting purposes we generally allocate taxes among our divisions as if they were separate taxpayers. However, our board of directors has adopted a policy that provides that if any of our divisions is unable to use its operating losses or other projected annual tax benefits to reduce its current or deferred income tax expense, we may reallocate these losses or benefits to our profitable divisions on a quarterly basis for financial reporting purposes. This will result in a division with current losses (such as Genzyme Biosurgery and Genzyme Molecular Oncology) reporting lower earnings available to its common stockholders in the future than would be the case if that division had retained its historical losses or other benefits in the form of a net operating loss carry forward.

The non-compete policy among our divisions may not cover all of the activities of a particular division.

        Our board of directors has adopted a policy regarding competition among our divisions. This non-compete policy requires that we develop certain products and services within a given division, as opposed to another division, or through joint ventures involving a given division, because the product or service is within the field of activity of that division. This non-compete policy, however, does not cover the entire field of activity of each division. We cannot guarantee that all products and services we develop in a given field of activity will be allocated to a division primarily engaged in that field of activity.

Future sales or distributions of designated shares may significantly dilute your ownership.

        Our management and accounting policies require that we sell or distribute any designated shares of a division that may be held by Genzyme General, subject to certain limitations. Designated shares are created when cash or other assets are transferred from Genzyme General to another division. Proceeds from a sale or distribution will be allocated to Genzyme General but the issuance and sale may substantially dilute your ownership of the other division. Circumstances under which designated shares will be sold or distributed are described in our management and accounting policies, a copy of which is attached as Exhibit 3 to our Registration Statement on Form 8-A that we filed with the SEC on December 19, 2000, as amended on June 6, 2001.

Risks Related to Genzyme Biosurgery

        Biosurgery Stock is intended to track the value and reflect the performance of Genzyme Biosurgery. Accordingly, you should carefully consider the following factors that may adversely affect the business of Genzyme Biosurgery.

A failure to increase sales of Synvisc viscosupplementation product could have a negative effect on the price of Biosurgery Stock.

        Genzyme Biosurgery expects to generate a substantial portion of its product revenues from sales of Synvisc viscosupplementation product. Net product sales of Synvisc viscosupplementation product totaled $83.3 million for the year ended December 31, 2001, representing approximately 35% of Genzyme Biosurgery's total revenues for that year and $45.7 million for the six months ended June 30, 2002, representing 39% of Genzyme Biosurgery's total revenues for that period.

        Failure to achieve sales growth for Synvisc viscosupplementation product may cause the value of Biosurgery Stock to decline. Revenues from Synvisc viscosupplementation product could be impacted negatively if competitive treatments for the symptoms of osteoarthritis of the knee are deemed more efficacious, more convenient to use or cost effective. Products competitive to Synvisc viscosupplementation product are currently being sold. Some companies are developing competitive products, and other companies may do so in the future.

        The commercial success of Synvisc viscosupplementation product also will depend on many other factors, including:

  •
  The availability of third-party reimbursement.

    An important factor to achieving sales growth for Synvisc viscosupplementation product is the availability of reimbursement from third party payors, including managed care organizations, private health insurers and government healthcare administrative authorities. Genzyme Biosurgery has been generally successful in obtaining and maintaining broad coverage and adequate reimbursement in the United States for Synvisc viscosupplementation product. Medicare carriers in all 50 states provide benefits for Synvisc viscosupplementation product. Approximately 90% of commercial insurers also cover the product. Genzyme Biosurgery is working to expand existing coverage to plans that do not provide benefits for Synvisc viscosupplementation product and in situations where coverage policies may be limited in scope. Outside the United States, reimbursement is often provided by government healthcare administrative authorities. Reimbursement is not offered by any such authority outside the United States. Genzyme Biosurgery continues to seek coverage for Synvisc viscosupplementation product from such authorities, particularly in Canada, Europe and Australia. To manage and reduce healthcare costs, third party payors increasingly seek opportunities to contain healthcare costs. These efforts include challenging the price of healthcare products, limiting coverage and the level of coverage that will be provided, and shifting reimbursable costs to other parties through co-payment, coinsurance and other risk sharing arrangements. We cannot guarantee that any third-party payor that currently provides reimbursement for Synvisc viscosupplementation product will continue to provide coverage or reimbursement at adequate levels, or that additional third-party payors will begin to provide coverage or reimbursement at adequate levels.

  •
  Continued relations with marketing partners.

    Genzyme Biosurgery has entered into several distribution agreements for marketing and distributing Synvisc viscosupplementation product. Genzyme Biosurgery has in the past and may in the future periodically reacquire distribution rights in some territories if partners fail to perform under agreements relating to these territories. Genzyme Biosurgery may not be able to maintain or replace these marketing partners. In this event, there may be disruptions in sales associated with restructuring Genzyme Biosurgery's distribution arrangements.

        The future commercial success of Synvisc viscosupplementation product, as well as the other marketed products allocated to Genzyme Biosurgery, is highly uncertain. For additional details concerning the risks associated with commercializing novel biotechnology products, you should review the factors described above under the heading "—Risks Related to Genzyme."

The commercial success of Carticel® chondrocytes is uncertain.

        Carticel cartilage repair service involves a proprietary process for growing autologous chondrocytes (a patient's own cartilage cells) to replace those that are damaged or lost. Revenues from Carticel chondrocytes services total $18.4 million for the year ended December 31, 2001 and $8.9 million for the six months ended June 30, 2002, representing approximately 8% of Genzyme Biosurgery's total revenue for each such period. The commercial success of Carticel chondrocytes will depend on many factors, including the following:

  •
  positive results from post-marketing studies;

  •
  FDA approval of a device to improve the procedure for implanting Carticel chondrocytes;

  •
  the availability of third-party reimbursement;

  •
  market acceptance by orthopaedic surgeons;

  •
  our continuing relationship with key collaborators; and

  •
  the success of competitive products.

We are aware of at least three other companies that have competitive cell-based therapies for cartilage repair in the European market. Further, at least three other companies are engaged in research on cultured cartilage cell products. Also, several pharmaceutical and biotechnology companies are developing alternative treatments for knee cartilage damage. One or more of these companies may develop products or services superior to Carticel chondrocytes.

Genzyme Biosurgery has and will continue to devote significant resources to develop novel products and treatments that may not be commercially successful.

        Genzyme Biosurgery has devoted a significant amount of money to developing products that will represent alternatives to traditional surgical procedures or treatments. These products will likely require several years of aggressive and costly marketing before they might become widely accepted by the surgical community. Genzyme Biosurgery expects to develop products that are designed to enable surgeons to perform minimally invasive cardiovascular surgery. The medical conditions that can be treated with minimally invasive cardiovascular surgery are currently being treated with widely accepted surgical procedures such as coronary artery bypass grafting and catheter-based treatments, including balloon angioplasty, atherectomy and coronary stenting. To date, minimally invasive cardiovascular surgery has been performed on a limited basis and its further adoption by the surgical community will partly depend on Genzyme Biosurgery's ability to educate cardiothoracic surgeons about its effectiveness and to facilitate the training of cardiothoracic surgeons in minimally invasive cardiovascular surgery techniques.

        Similarly, until recently surgeons have not used products designed to reduce the incidence and extent of postoperative adhesions. Since 1996, when Seprafilm® adhesion barrier was introduced, market acceptance of anti-adhesion products has been slow. To increase sales of the Sepra™ products, Genzyme Biosurgery has had to educate surgeons and hospital administrators about the problems of, and costs associated with, adhesions and the benefits of preventing adhesions. Genzyme Biosurgery also has had to, and continues to have to, train surgeons on the proper handling and use of these products.

        We cannot guarantee that Genzyme Biosurgery's continued efforts in educating and training the surgical community will result in the widespread adoption of minimally invasive cardiovascular surgery and anti-adhesion products or that surgeons adopting these procedures and products will use Genzyme Biosurgery's products.

Adverse events in the field of gene therapy may negatively affect regulatory approval or public perception of Genzyme Biosurgery's gene therapy products.

        The death of a patient undergoing gene therapy using an adenoviral vector to deliver a therapeutic gene has been widely publicized. Although this patient was not part of a Genzyme Biosurgery clinical trial, deaths and any other adverse events in the field of gene therapy that may occur in the future may result in greater governmental regulation and potential regulatory delays relating to the testing or approval of Genzyme Biosurgery's gene therapy products.

        The commercial success of any gene therapy products that Genzyme Biosurgery develops will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy could result in:

  •
  greater government regulation;

  •
  stricter clinical trial oversight;

  •
  tighter commercial product labeling requirements of gene therapies; and

  •
  a decrease in the demand for any gene therapy product that Genzyme Biosurgery may develop.

Because Genzyme Biosurgery has significant fixed payments, it will need to devote a substantial portion of its cash flow to make the payments and may need to borrow money in the future to make debt payments and operate its business.

        As of June 30, 2002, we had allocated to Genzyme Biosurgery approximately $269.0 million borrowed under our corporate credit facility. Genzyme Biosurgery will use a large part of its cash flow to make principal and interest payments on this debt. If Genzyme Biosurgery's cash flow from operations is insufficient to meet these obligations, we may need to borrow additional funds on behalf of Genzyme Biosurgery to make these payments. We cannot guarantee that such additional financing will be available or available on favorable terms.

        In connection with our acquisition of Biomatrix, we assumed a 6.9% convertible subordinated note in favor of UBS Warburg LLC that matures in May 2003. At June 30, 2002, $10.0 million principal amount of this note remained outstanding, all of which we allocated to Genzyme Biosurgery. Genzyme Biosurgery will use a part of its cash flow to satisfy debt service on this note. If all or a portion of the note is not converted at the option of the holder into Biosurgery Stock, at maturity Genzyme Biosurgery's cash reserves will be diminished by the amount necessary to repay the outstanding principal of the note.

Genzyme Biosurgery anticipates future losses and may never become profitable.

        Genzyme Biosurgery expects to have operating losses before amortization of intangibles through at least the first quarter of 2003 as it continues to spend substantial amounts of money on, among other things, conducting research, development, regulatory and commercialization activities to support its expanded product lines. This strategy involves risks, which include supporting higher levels of operating expenses, attracting and retaining employees, and dealing with other management difficulties that arise from rapid growth and operating loss. If Genzyme Biosurgery cannot increase revenues and/or reduce operating expenses effectively, it may not become profitable.

If Genzyme Biosurgery fails to obtain capital necessary to fund its operations, it will be unable to fund development programs and complete clinical trials.

        We anticipate that Genzyme Biosurgery's current cash resources, together with revenues generated from product and service sales, will be sufficient to fund its operations through at least the fourth quarter of 2003.

        Genzyme Biosurgery's cash needs may differ from those planned because of many factors, including the:

  •
  results of research and development efforts;

  •
  ability to establish and maintain strategic alliances;

  •
  ability to enter into and maintain licensing arrangements and additional distribution arrangements;

  •
  ability to share costs of product development with research and marketing partners;

  •
  costs involved in enforcing patent claims and other intellectual property rights;

  •
  market acceptance of novel approaches and therapies;

  •
  success of its initiatives to reduce expenses and streamline its operations;

  •
  development of competitive products; and

  •
  ability to satisfy regulatory requirements of the FDA and other government authorities.

        Genzyme Biosurgery will require significant additional financing to continue operations at anticipated levels. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms we consider favorable. If Genzyme Biosurgery has insufficient funds or is unable to raise additional funds, it may delay, scale back or eliminate certain of its programs. Genzyme Biosurgery may also have to sell to, or co-develop with third parties, rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

Changes in Genzyme Biosurgery's manufacturing capabilities could significantly reduce its ability to deliver its products.

        Genzyme Biosurgery is engaged in the production of a wide variety of products and services. Genzyme Biosurgery's manufacturing processes are highly complex and are regulated by the government. It is possible that Genzyme Biosurgery will have problems maintaining or expanding its facilities in the future. These problems could cause delays in production or delivery. Any significant disruption in Genzyme Biosurgery's manufacturing operations or in its ability to manufacture products cost effectively could have an adverse effect on its business, results of operations and financial condition.

Competition from other medical device and technology companies could hurt Genzyme Biosurgery's performance.

        The human health care products and services industry is extremely competitive. Major medical device and technology companies compete or may compete with Genzyme Biosurgery. These include such companies as:

  •
  Atrium Medical Corporation and Sherwood-Davis & Geck, a division of Tyco International, Ltd., in the cardiovascular fluid management market;

  •
  Ethicon Inc., a Johnson & Johnson company, and U.S. Surgical Corporation, a division of Tyco, in the cardiovascular closure market;

  •
  CardioThoracic Systems, Inc., Medtronic, Inc., U.S. Surgical, Guidant Corporation, Baxter Healthcare Corporation and Ethicon in the minimally invasive cardiovascular surgery market;

  •
  Ethicon, Lifecore Biomedical, Inc., Life Medical Sciences, Inc. and Gliatech, Inc. in the anti-adhesion market; and

  •
  Fidia S.p.A., Q-Med AB, Sanofi and OrthoLogic Corp., Anika Therapeutics, Inc., Zimmer, Inc., and Seikagiku Corporation, Bio-Technology General Corp. and Smith & Nephew in the viscosupplementation product market.

        These competitors may have superior research and development, marketing and production capabilities. Some competitors also may have greater financial resources than Genzyme Biosurgery. The division is likely to incur significant costs developing and marketing new products without any guarantee that they will be competitively successful in one or more markets. The future success of Genzyme Biosurgery will depend on its ability to effectively develop and market its products against those of its competitors.

The trend toward consolidation in the surgical devices industry may adversely affect Genzyme Biosurgery's ability to market successfully its products to some significant purchasers.

        The current trend among hospitals and other significant consumers of surgical devices is to combine into larger purchasing groups to increase their purchasing power and thus reduce their purchase price for surgical devices. Partly in response to this development, surgical device manufacturers have been consolidating to be able to offer more comprehensive product lines to these larger purchasing groups. In order to market successfully its products to larger purchasing groups, Genzyme Biosurgery may have to expand its product lines or enter into joint marketing or distribution agreements with other manufacturers of surgical devices. We cannot guarantee that Genzyme Biosurgery will be able to employ either of these initiatives or that, when employed, these initiatives will increase the marketability of its products.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares of Biosurgery Stock offered by this prospectus.

SELLING SECURITYHOLDERS

        This prospectus relates to resales by the selling securityholders listed below or in a supplement to this prospectus of 625,977 shares of Biosurgery Stock that we issued in a private placement in July 2002 to the stockholders of Myosix, S.A. in connection with our acquisition of an equity interest in that company.

        The table below sets forth information about the beneficial ownership of shares of Biosurgery Stock by each selling securityholder who has timely provided us with a completed and executed notice and questionnaire stating its intent to use this prospectus to sell or otherwise dispose of shares of Biosurgery Stock. Our registration of the shares of Biosurgery Stock issued in connection with the acquisition of an equity interest in Myosix, S.A. does not mean that the selling securityholders identified below will sell all or any of these shares.

        We have prepared this table using information furnished to us by the selling securityholders. Except as otherwise indicated below, to our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

Name (1)	Number of Shares of Biosurgery Stock Offered Pursuant to this Prospectus	Number of Shares of Biosurgery Stock Beneficially Owned After the Offering (2)
Jean-Pierre Marolleau	181,653	0
Jean-Thomas Vilquin	181,653	0
Etienne Eisenmann	106,177	0
Eric Halioua	106,177	0
Marcio Scorsin	50,317	0
Total	625,977	0

(1)
Individuals and entities who receive shares of Biosurgery Stock covered by this prospectus from a selling securityholder as a gift or in connection with a pledge or other non-sale related transfer may sell up to 500 of those shares using this prospectus.

(2)
Assumes that the selling securityholder has sold all the shares of Biosurgery Stock listed next to its name and represents additional shares of Biosurgery Stock beneficially owned before the offering. There can be no assurance that the selling stockholder will sell all or any part of the shares offered under this prospectus.

PLAN OF DISTRIBUTION

        We are registering the shares of Biosurgery Stock issued in connection with our acquisition of an equity interest in Myosix, S.A. for resale by the selling securityholders listed in this prospectus or in a supplement to this prospectus. These shares of Biosurgery Stock may be sold from time to time to purchasers:

  •
  directly by the selling securityholders; or

  •
  through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the shares of Biosurgery Stock.

        The selling securityholders and any such broker-dealers or agents who participate in the distribution of the shares of Biosurgery Stock may be deemed to be "underwriters" (as this term is defined in the Securities Act). As a result, any profits on the sale of the shares of Biosurgery Stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to statutory liabilities as underwriters under the Securities Act.

        If the shares of Biosurgery Stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

        The shares of Biosurgery Stock may be sold in one or more transactions at:

  •
  fixed prices;

  •
  prevailing market prices at the time of sale;

  •
  varying prices determined at the time of sale; or

  •
  negotiated prices.

These sales may be effected in transactions:

  •
  on any national securities exchange or quotation service on which the shares of Biosurgery Stock may be listed or quoted at the time of the sale, including the Nasdaq National Market;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

  •
  through the writing of options.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with sales of the shares of Biosurgery Stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the shares of Biosurgery Stock in the course of hedging their positions. The selling securityholders may also sell the shares of Biosurgery Stock short and deliver shares of Biosurgery Stock to close out short positions, or loan or pledge the shares of Biosurgery Stock to broker-dealers that in turn may sell the shares of Biosurgery Stock.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the shares of Biosurgery Stock by the selling securityholders. We cannot assure you that any such selling securityholder will not transfer, devise or gift the shares of Biosurgery Stock by other means not described in this prospectus. To the extent required, we will amend or supplement this prospectus to disclose material arrangements regarding the plan of distribution.

        There can be no assurance that any selling securityholder will sell any or all of the shares of Biosurgery Stock pursuant to this prospectus. In addition, any shares of Biosurgery Stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the shares of Biosurgery Stock by the selling securityholders and any such other person. This may affect the marketability of the shares of Biosurgery Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Biosurgery Stock.

        We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the shares of Biosurgery Stock to the public other than commissions, fees and discounts of underwriters, broker-dealers and agents.

VALIDITY OF SECURITIES

        The validity of the shares offered by this prospectus will be passed upon for us by our counsel, Ropes & Gray, Boston, Massachusetts.

EXPERTS

        The financial statements of Genzyme Corporation, Genzyme General, Genzyme Biosurgery and Genzyme Molecular Oncology incorporated in this prospectus by reference to Genzyme's annual report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of Focal, Inc. appearing in Focal's annual report on Form 10-K for the year ended December 31, 2000, as amended, incorporated by reference in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The financial statements of Wyntek Diagnostics, Inc. as of December 31, 2000 and 1999 and for each of the two years in the period ended December 31, 2000 incorporated in this prospectus by reference to Genzyme's current report on Form 8-K filed with the SEC on May 18, 2001 have been so incorporated in reliance on the report of McKay, Carne, Buniva & Lazarus LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        You may read and copy any reports, statements or other information that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

        Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information concerning us may also be inspected at the offices of The Nasdaq Stock Market, which is located at 1735 K Street, N.W., Washington, D.C. 20006.

        The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, except for any information superseded by information contained directly in this prospectus or in later-filed documents incorporated by reference in this prospectus.

        The following documents that we filed with the SEC are incorporated herein by reference:

1.
Annual Report on Form 10-K for the year ended December 31, 2001, filed on April 1, 2002, as amended on Form 10-K/A filed on June 28, 2002;

2.
Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 (filed on May 15, 2002) and June 30, 2002 (filed on August 14, 2002);

3.
Current Report on Form 8-K filed on May 18, 2001 which contains the audited financial statements of Wyntek Diagnostics, Inc. as of December 31, 2000 and 1999 and for each of the two years in the period ended December 31, 2000, including the independent accountants' report dated January 31, 2001, and the unaudited financial statements of Wyntek Diagnostics, Inc. as of and for the three months ended March 31, 2001 and 2000;

4.
Current Reports on Form 8-K filed on May 22, 2001 and August 28, 2001 which contain unaudited pro forma financial information relating to our acquisitions of Wyntek Diagnostics, Inc. and Focal, Inc.

5.
Current Report on Form 8-K filed on September 7, 2001 which contains the audited financial statements of Novazyme Pharmaceuticals, Inc. as of December 31, 2000 and 1999 and for the year ended December 31, 2000 and the periods from inception (April 16, 1999) to December 31, 1999 and 2000, including the report of independent public accountants dated February 26, 2001, and the unaudited financial statements of Novazyme Pharmaceuticals, Inc. as of June 30, 2001 and December 31, 2000 and for the six months ended June 30, 2001 and 2000 and the period from inception (April 16, 1999) to June 30, 2001;

6.
Current Report on Form 8-K filed on September 20, 2001 which contains unaudited pro forma financial information relating to our acquisition of Novazyme Pharmaceuticals, Inc.

7.
Current Report on Form 8-K filed on August 14, 2002;

8.
Current Report on Form 8-K filed on October 24, 2002, which contains unaudited pro forma financial information relating to our acquisitions of Wyntek Diagnostics, Inc., Focal, Inc., and Novazyme Pharmaceuticals, Inc. and the disposition of our 50% interest in ATIII LLC;

9.
Proxy Statement on Schedule 14A filed on April 23, 2002;

10.
The description of Biosurgery Stock contained in our Registration Statement on Form 8-A filed on December 19, 2000, as amended on June 6, 2001, including any further amendment or report filed hereafter for the purpose of updating such description; and

11.
The description of Biosurgery Stock purchase rights contained in our Registration Statement on Form 8-A filed on December 19, 2000, as amended on June 6, 2001, including any further amendment or report filed hereafter for the purpose of updating such description.

        We also incorporate by reference additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date that we terminate this offering. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

        We also incorporate by reference the material set forth below that Focal, Inc. (File No. 0-23247) previously filed with the SEC.

1.
Audited financial statements and related notes, including the report of independent auditors, of Focal set forth on pages 35 to 51 of Focal's Annual Report on Form 10-K for the year ended December 31, 2000 (filed on April 2, 2001), as amended on April 30, 2001.

2.
Unaudited financial statements and related notes of Focal set forth on pages 3 to 9 of Focal's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (filed on May 9, 2001).

        The financial statements of Novazyme Pharmaceuticals, Inc. as of December 31, 2001 and for the year ended December 31, 2000 and for the period of inception (April 16, 1999) to December 31, 1999 and 2000, included in Genzyme's Current Report on Form 8-K dated September 7, 2001 and incorporated in this Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants. We have been unable to obtain Arthur Andersen's consent to the incorporation by reference of such financial statements in this Registration Statement, and therefore have dispensed with the requirement to file the consent in reliance on Rule 437a of the Securities Act of 1933. As a result, you will not be able to recover damages from Arthur Andersen under Section 11(a) of the Securities Act of 1933 for any untrue statements of material fact in the financial statements audited by Arthur Andersen LLP, or any omissions to state a material fact required to be stated therein.

        Documents incorporated by reference are available from us without charge, excluding all exhibits, except that if we have specifically incorporated by reference an exhibit in this prospectus, the exhibit will also be provided without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address and telephone number.

Genzyme Corporation
Shareholder Relations
One Kendall Square
Cambridge, Massachusetts 02139
(617) 252-7526

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is dated October 24, 2002. You should not assume that the information contained in this prospectus is accurate as of any date other than that date. Neither the delivery of this prospectus nor the sale of securities creates any implication to the contrary.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The expenses to be borne by Genzyme in connection with the registration of shares of Biosurgery Stock are estimated as follows:

SEC Registration Fee	$134
Printing and engraving expenses	$10,000
Accounting fees and expenses	$20,000
Legal fees and expenses	$2,500
Miscellaneous expenses	$2,000

Total	$34,634

        All of the above figures, except the SEC registration fee, are estimates. The selling securityholders listed in the prospectus or any related prospectus supplement will not bear any of the expenses listed above.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 67 of Chapter 156B of the Massachusetts Business Corporation Law grants Genzyme the power to indemnify any director, officer, employee or agent to whatever extent permitted by Genzyme's Restated Articles of Organization, By-Laws or a vote adopted by the holders of a majority of the shares entitled to vote thereon, unless the proposed indemnitee has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her actions were in the best interests of Genzyme or, to the extent that the matter for which indemnification is sought relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. Such indemnification may include payment by Genzyme of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under the statute.

        Article VI of Genzyme's By-Laws provides that Genzyme shall, to the extent legally permissible, indemnify each person who may serve or who has served at any time as a director or officer of the corporation or of any of its subsidiaries, or who at the request of the corporation may serve or at any time has served as a director, officer or trustee of, or in a similar capacity with, another organization or an employee benefit plan, against all expenses and liabilities (including counsel fees, judgments, fines, excise taxes, penalties and amounts payable in settlements) reasonably incurred by or imposed upon such person in connection with any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, in which he or she may become involved by reason of his or her serving or having served in such capacity (other than a proceeding voluntarily initiated by such person unless he or she is successful on the merits, the proceeding was authorized by the corporation or the proceeding seeks a declaratory judgment regarding his or her own conduct); provided that no indemnification shall be provided for any such person with respect to any matter as to which he or she shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of Genzyme or, to the extent such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan; and provided, further, that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, the payment and indemnification thereof have been approved by Genzyme, which approval shall not unreasonably be withheld, or by a court of competent jurisdiction. Such indemnification shall include payment by Genzyme of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under Article VI, which undertaking may be accepted without regard to the financial ability of such person to make repayment.

        The indemnification provided for in Article VI is a contract right inuring to the benefit of the directors, officers and others entitled to indemnification. In addition, the indemnification is expressly not exclusive of any other rights to which such director, officer or other person may be entitled by contract or otherwise under law, and inures to the benefit of the heirs, executors and administrators of such a person.

        Genzyme also has in place agreements with certain officers and directors which affirm Genzyme's obligation to indemnify them to the fullest extent permitted by law and contain various procedural and other provisions which expand the protection afforded by Genzyme's By-Laws.

        Section 13(b)(1 1/2) of Chapter 156B of the Massachusetts Business Corporation Law provides that a corporation may, in its articles of organization, eliminate a director's personal liability to the corporation and its stockholders for monetary damages for breaches of fiduciary duty, except in circumstances involving (i) a breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unauthorized distributions and loans to insiders, and (iv) transactions from which the director derived an improper personal benefit. Article VI.C.5. of Genzyme's Restated Articles of Organization provides that no director shall be personally liable to Genzyme or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that such exculpation is not permitted under the Massachusetts Business Corporation Law as in effect when such liability is determined.

ITEM 16. EXHIBITS

        See the Exhibit Index immediately following the signature page.

ITEM 17. UNDERTAKINGS

(a)
The undersigned Registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

    provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, as of October 24, 2002.

GENZYME CORPORATION
By:	/s/ MICHAEL S. WYZGA Michael S. Wyzga Senior Vice President, Finance; Chief Financial Officer; and Chief Accounting Officer

POWER OF ATTORNEY

        We, the undersigned officers and directors of Genzyme Corporation, hereby severally constitute and appoint Henri A. Termeer, Michael S. Wyzga, Evan M. Lebson and Peter Wirth, and each of them singly, our true and lawful attorneys-in-fact, with full power to them in any and all capacities, to sign any and all amendments to this registration statement on Form S-3 (including any post-effective amendments thereto), and any related Rule 462(b) registration statement or amendment thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ HENRI A. TERMEER Henri A. Termeer	Principal Executive Officer and Director	October 24, 2002
/s/ MICHAEL S. WYZGA Michael S. Wyzga	Principal Financial and Accounting Officer	October 24, 2002
/s/ CONSTANTINE E. ANAGNOSTOPOULOS Constantine E. Anagnostopoulos	Director	October 24, 2002
/s/ DOUGLAS A. BERTHIAUME Douglas A. Berthiaume	Director	October 24, 2002

/s/ HENRY E. BLAIR Henry E. Blair	Director	October 24, 2002
/s/ ROBERT J. CARPENTER Robert J. Carpenter	Director	October 24, 2002
/s/ CHARLES L. COONEY Charles L. Cooney	Director	October 24, 2002
/s/ VICTOR J. DZAU Victor J. Dzau	Director	October 24, 2002
/s/ CONNIE MACK III Connie Mack III	Director	October 24, 2002

EXHIBIT INDEX

Exhibit No.	Description
*4.1	Restated Articles of Organization of Genzyme, as amended. Filed as Exhibit 3 to Genzyme's Current Report on Form 8-K filed with the SEC on June 6, 2001.
*4.2	By-laws of Genzyme, as amended. Filed as Exhibit 3.2 to Genzyme's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.
*4.3
Second Amended and Restated Renewed Rights Agreement dated as of December 18, 2000 between Genzyme and American Stock Transfer and Trust Company. Filed as Exhibit 4 to Genzyme's Registration Statement on Form 8-A filed on December 19, 2000.
*4.4	Certificate of Adjustment. Filed as Exhibit 5 to Amendment No. 1 to Genzyme's Registration Statement on Form 8-A filed on June 6, 2001.
*4.5	Warrant Agreement between Genzyme and Comdisco, Inc. Filed as Exhibit 10.22 to a General Form for Registration on Form 10 of PharmaGenics, Inc. (File No. 0-20138).
*4.6
Indenture, dated as of May 8, 2001, by and between Genzyme and State Street Bank and Trust Company as trustee, including the form of debenture. Filed as Exhibit 4.1 to Genzyme's Form 8-K filed on May 11, 2001.
*4.7
Registration Rights Agreement, dated as of May 3, 2001, by and among Genzyme, Credit Suisse First Boston Corporation, Goldman Sachs & Co. and Salomon Smith Barney Inc. Filed as Exhibit 4.2 to Genzyme's Form 8-K filed on May 11, 2001.
*4.8	Biomatrix, Inc. 6.9% Convertible Subordinated Note due May 14, 2003. Filed as Exhibit 4.1 to Genzyme's Current Report on Form 8-K filed on January 2, 2001.
*4.9	Warrant to purchase common stock issued by Novazyme Pharmaceuticals, Inc. (f/k/a Targeted Therapy, Inc.). Filed as Exhibit 4.1 to Genzyme's Form 10-Q for the quarter ended September 30, 2001.
*4.10
Securities Purchase Agreement, dated as of April 17, 2001 and amended on September 26, 2001, by and among Novazyme Pharmaceuticals, Inc. and several purchasers. Filed as Exhibit 4.2 to Genzyme's Form 10-Q for the quarter ended September 30, 2001.
5	Opinion of Ropes & Gray. Filed herewith.
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants to Genzyme. Filed herewith.
23.2	Consent of Ernst & Young LLP, independent auditors to Focal, Inc. Filed herewith.
23.3	Consent of McKay, Carne, Buniva & Lazarus LLP, independent accountants to Wyntek Diagnostics, Inc. Filed herewith.
23.4	Consent of Ropes & Gray (contained in Exhibit 5 hereto).
24	Power of Attorney (included on signature page to this registration statement).

*
Indicates exhibit previously filed with the Securities and Exchange Commission and incorporated herein by reference. Exhibits filed with Forms 10-K, 10-Q, 8-K, 8-A or Schedule 14A of Genzyme Corporation were filed under Commission File No. 0-14680.

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Table of Contents
NOTE REGARDING FORWARD-LOOKING STATEMENTS
GENZYME CORPORATION
RISK FACTORS
Risks Related to Genzyme
Risks Related to Genzyme Tracking Stocks
Risks Related to Genzyme Biosurgery
USE OF PROCEEDS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
VALIDITY OF SECURITIES
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX